ATTACHMENT FOR SUB-ITEM 77C

An annual meeting of shareholders was held on December
7, 1995. Three items were submitted for a shareholder vote. First, the nominated directors were elected by shareholders (there were no solicitations in opposition to management's nominees). Second, shareholders ratified the selection of auditors. Third, shareholders approved an amendment of the advisory agreement that broadened the base for calculating a portion of the management fee from "interest and dividend income" to "investment income." This final item was approved by a vote of 5,189,715 shares in favor and 996, 984 shares against.